SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C., 20549


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*


                        Nextgen Communications Corp.
                   (formerly US Industrial Services, Inc.)
                  ----------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
                   --------------------------------------
                       (Title of Class of Securities)


                                 65335N 10 8
                               --------------
                               (CUSIP Number)


                               Douglas Gerrard
                         Deere Park Capital, L.L.C.
                        540 Lake Cook Road, Suite 150
                          Deerfield, Illinois 60015
                        Telephone no. (847) 444-3007
         -----------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                               April 25, 2002
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO. 90332T 10 6
------------------------------------------------------------------------

1)    Name of Reporting Persons/I.R.S. Identification Nos. of
      Above Persons (entities only)

      Deere Park Capital, L.L.C.
      FEIN: 36-4192059
------------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group
      (See Instructions)                                     (a)   [   ]
                                                             (b)   [   ]
------------------------------------------------------------------------

3)    SEC Use Only

------------------------------------------------------------------------

4)    Source of Funds (See Instructions)

      OO
------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) OR 2(e)                                [   ]
------------------------------------------------------------------------

6)    Citizenship or Place of Organization

      Illinois
------------------------------------------------------------------------
                  7)    Sole Voting Power
Number of               -0-
Shares            ------------------------------------------------------
Beneficially      8)    Shared Voting Power
Owned by                650,000
Each              ------------------------------------------------------
Reporting         9)    Sole Dispositive Power
Person                  -0-
With              ------------------------------------------------------
                  10)   Shared Dispositive Power
                        650,000
------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      650,000
------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                   [   ]
------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)

      7.0%
------------------------------------------------------------------------

14)   Type of Reporting Person (See Instructions)

      OO
------------------------------------------------------------------------




CUSIP NO. 90332T 10 6
------------------------------------------------------------------------

1)    Names of Reporting Persons /I.R.S. Identification Nos. of
      Above Persons (Entities Only)

      Douglas A. Gerrard
------------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group
      (See Instructions)                                     (a)   [   ]
                                                             (b)   [   ]
------------------------------------------------------------------------

3)    SEC Use Only

------------------------------------------------------------------------

4)    Source of Funds (See Instructions)

      OO
------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Item 2(d) OR 2(e)                                      [   ]
------------------------------------------------------------------------

6)    Citizenship or Place of Reorganization

      United States
------------------------------------------------------------------------
                  7)    Sole Voting Power
Number of               -0-
Shares            ------------------------------------------------------
Beneficially      8)    Shared Voting Power
Owned by                650,000
Each              ------------------------------------------------------
Reporting         9)    Sole Dispositive Power
Person                  -0-
With              ------------------------------------------------------
                  10)   Shared Dispositive Power
                        650,000
------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      650,000
------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)             [   ]
------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)

      7.0%
------------------------------------------------------------------------

14)   Type of Reporting Person (See Instructions)

      IN
------------------------------------------------------------------------




ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Nextgen Communication Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11850 Jones Road, Houston, Texas 77070.


ITEM 2.  IDENTITY AND BACKGROUND.

      (a) This statement is filed by Deere Park Capital, L.L.C. ("Deere Park"); and Douglas A. Gerrard, an individual who is a member and the manager of Deere Park ("Gerrard").

      (b) The address of Deere Park, and the business address of Gerrard, is 540 Lake Cook Road, Suite 150, Deerfield, IL 60015.

      (c) Deere Park is a private investment firm. Gerrard's principal occupation is investment management for Deere Park.

      (d) Neither Deere Park nor Gerrard has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither Deere Park nor Gerrard has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Deere Park is an Illinois limited liability company. Gerrard is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

      On March 14, 2002, the Company repurchased certain shares of its Common Stock from a stockholder. Deere Park and Gerrard experienced an increase in their percentage ownership of 1% or more as a result of such reduction in outstanding shares of Common Stock.

Deere Park currently has no plans to acquire or dispose of any shares of Common Stock of the Company; however, it may determine to dispose of some or all of its shares of Common Stock depending upon a number of factors, including the prospects of the Company, general market and economic conditions and other relevant factors. Except as set forth above, neither of Deere Park or Gerrard has any plans or proposals to engage in any transactions regarding the Company or its Common Stock. Any decision by Deere Park or Gerrard in the future to enter into any such transactions will depend upon several factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.






ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 9,271,882 shares outstanding, which is the total number of shares of Common Stock outstanding as of April 22, 2002, as reported by the Company in its Proxy Statement pursuant to
Section 14(a) of the Securities Exchange Act of 1934 dated April 23, 2002, as filed with the Securities and Exchange Commission. Accordingly, each of Deere Park and Gerrard beneficially owns 650,000 shares of Common Stock, representing approximately 7.0% of the number of issued and outstanding shares of Common Stock.

      (b) Each of Deere Park and Gerrard shares the power to vote and dispose of all of the shares of Common Stock beneficially owned by it or him with the other.

      (c) Other than the transactions described in Item 3 above, neither of Deere Park or Gerrard has engaged in any transactions in the Common Stock within the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Neither of Deere Park or Gerrard has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Not applicable.





                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2002

                                    DEERE PARK CAPITAL, L.L.C.

                                    By:    /s/ Douglas Gerrard
                                           -------------------------
                                           Name:  Douglas Gerrard
                                           Title: Manager


                                           /s/ Douglas Gerrard
                                           -------------------------
                                           Douglas Gerrard




















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